UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28643 / March 10, 2009

In the Matter of   :
                                                            :
EATON VANCE ENHANCED EQUITY INCOME FUND   :
EATON VANCE ENHANCED EQUITY INCOME FUND II   :
EATON VANCE RISK-MANAGED DIVERSIFIED EQUITY   :
   INCOME FUND   :
EATON VANCE TAX-MANAGED BUY-WRITE   :
   INCOME FUND   :
EATON VANCE TAX-MANAGED BUY-WRITE   :
   OPPORTUNITIES FUND   :
EATON VANCE TAX-MANAGED DIVERSIFIED EQUITY   :
   INCOME FUND   :
EATON VANCE TAX-MANAGED GLOBAL BUY-WRITE   :
   OPPORTUNITIES FUND   :
EATON VANCE TAX-MANAGED GLOBAL DIVERSIFIED   :
   EQUITY INCOME FUND   :
EATON VANCE MANAGEMENT   :
Eaton Vance Building   :
255 State Street   :
Boston, MA 02109   :
                                                            :
(812-13586)   :
                                                            :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Eaton Vance Enhanced Equity Income Fund, Eaton Vance Enhanced Equity Income Fund II,
Eaton Vance Risk-Managed Diversified Equity Income Fund, Eaton Vance Tax-Managed Buy-
Write Income Fund, Eaton Vance Tax-Managed Buy-Write Opportunities Fund, Eaton Vance
Tax-Managed Diversified Equity Income Fund, Eaton Vance Tax-Managed Global Buy-Write
Opportunities Fund and Eaton Vance Tax-Managed Global Diversified Equity Income Fund
("Funds") and Eaton Vance Management filed an application on October 10, 2008, and
amendments to the application on January 9, 2009 and February 9, 2009, requesting an order
under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
section 19(b) of the Act and rule 19b-1 under the Act. The order permits the Funds to make
periodic distributions of long-term capital gains, with respect to their outstanding common

shares as frequently as twelve times each year, and as frequently as distributions are specified by or in accordance with the terms of any preferred shares that such Funds may issue.

On February 10, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 28616). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by Eaton Vance Enhanced Equity Income Fund, Eaton Vance Enhanced Equity Income Fund II, Eaton Vance Risk-Managed Diversified Equity Income Fund, Eaton Vance Tax-Managed Buy-Write Income Fund, Eaton Vance Tax-Managed Buy-Write Opportunities Fund, Eaton Vance Tax-Managed Diversified Equity Income Fund, Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund, Eaton Vance Tax-Managed Global Diversified Equity Income Fund and Eaton Vance Management is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary